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Paula Murray

Phone: +1 954-796-8798

paula.murray@qsound.com

QSound Labs mQFX and QSurroundMobile software chosen as reference components to ship with Symbian OS

QSound technology offers high quality stereo enhancement and audio virtualization software for handset manufacturers using Symbian OS

Calgary, Alberta – April 28, 2008 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today announced that its mQFX and QSurroundMobile technologies will be made available on Symbian OS as a reference component.

mQFX, for 3D stereo audio enhancement effects, and QSurroundMobile, the industry-leading multichannel audio virtualization technology, will be available in Symbian OS developer and customer kits and can be used for test and demonstration purposes. QSound’s mQFX and QSurroundMobile will provide extended functionality for Symbian OS mobile phones, delivering a superior listening experience for all types of multimedia content.

QSound Labs is a Symbian Platinum Partner and provider of one of the wireless industry’s highest quality, most compact software solutions for enriching the consumer audio entertainment experience. QSound technologies are renowned for their small memory footprint and efficient processing requirements and have already been embedded in products from leading handset manufacturers such as Samsung, LG, Lenovo and others.

QSound will be exhibiting at the Symbian Partner Event 2008 at the Hilton Metropole, London on the 29th of April.

"This partnership reflects our ongoing penetration in the mobile audio technology market and our commitment to further enhance our mobile strategy," said David Gallagher, CEO of QSound. "By collaborating with Symbian, we can expand our audio and multimedia solutions and strengthen our relationships with Symbian application developers, handset manufacturers and carriers.”

“QSound’s audio technology is already used by a number of our customers which is a testament to its quality and feature set. Partnering with companies such as QSound will help fuel the development of audio applications and multimedia solutions for mobile phones”, said Tony Newpower, Director of OS Product Area Management, Symbian. “The inclusion of QSound mQFX and QSurroundMobile as reference components within Symbian OS underscores our commitment to providing our customers with best in class technology, lower integration costs and a fully verified implementation - allowing shorter time to market.”

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About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed numerous innovative, proprietary audio solutions based on extensive research into human auditory perception. These technologies include virtual surround sound, 3D positional audio, stereo enhancement and MIDI Synthesis for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich, immersive 3D audio environments allowing consumers to enjoy stereo surround sound from headphones or from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes ARM, LG, Samsung, Pantech, ST, Telechips, CSR, Aricent, Broadcom, MITAC, Panasonic, Qualcomm, Sony Vaio and Toshiba amongst others. QSound Labs supports its semiconductor, software and OEM partners globally with offices in Canada, Europe, China and Japan. To hear 3D audio demos and learn more about QSound, visit our web site at www.qsound.com.

About Symbian Limited

Symbian is a software licensing company that develops and licenses Symbian OS, the market-leading open operating system for advanced, data-enabled mobile phones known as smartphones.

Symbian licenses Symbian OS to the world's leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry. During Q4 2007, 22.4 million Symbian smartphones were sold worldwide to over 250 major network operators, bringing the total number of Symbian smartphones shipped up to 31 December 2007 to 188 million.

Symbian has its headquarters in London, United Kingdom, with offices in the United States, United Kingdom, Asia (India, P.R. China, and Korea) and Japan. For more information, please visit www.symbian.com.

Trademarks disclaimer

"Symbian", "Symbian OS" and other associated Symbian marks are all trademarks of Symbian Software Ltd.

QSound Labs, Inc. - Forward-Looking Statements

This release contains forward-looking statements concerning, among other things, expected availability of QSound’s technologies on Symbian OS developer and customer kits, QSound’s ongoing penetration in the mobile audio technology market, expansion of QSound’s audio and multimedia solutions, and strengthening of QSound relationships with Symbian developers and customers. These statements involve risks and uncertainties which could cause actual results, performance or achievements of QSound, or industry results, to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of QSound’s business relationship with Symbian, acceptance of QSound’s technologies by Symbian developers and customers and by consumers, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, and general economic and business conditions and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.